Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 9, 2022
Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Teucrium AiLA Long-Short Agriculture ETF (S000079181)
Teucrium AiLA Long-Short Base Metals ETF (S000079182)
(each, a “Fund” and together, the “Funds”)
Dear Mr. Greenspan:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 219 to the Trust’s Registration Statement on Form N-1A filed September 30, 2022 (SEC Accession No. 0000894189-22-007356) (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Underlying Indexes - Both Funds
Comment 1.Please provide a copy of each Fund’s index methodology.
Response:    A link to the AiLA Indices website containing the index methodology was provided to the Staff electronically on December 7, 2022.
Comment 2.Please revise your discussion of the asset selection and allocation methodologies in a manner sufficient to provide each Fund’s investors with a reasonable understanding of the particular policies, practices, and techniques used by each Fund and its respective Index to achieve its stated investment objective. While the specific analytical tools, indicators, factors, criteria, inputs, models, and algorithms used may be proprietary in nature and overly complex for disclosure in the Prospectus, please consider whether the disclosure could be made more reader-friendly by converting jargon to plain English where possible (e.g., target volatility, maximum drawdown thresholds, Sharpe ratio, etc.) and by describing, in layman’s terms, where practicable, the general processes and criteria the Adviser uses to value a commodity futures contract and select it for a Fund’s investment portfolio.
In particular:
a.Please elaborate in your disclosure on the details of each Index’s long-short strategy and clarify how the Index employs its long-short strategy to develop and maintain its portfolio consistent with a rules-based indexing approach.
b.Please revise to clarify what precisely is meant by the term “fully liquid.” In addition, please briefly explain in the disclosure the meaning of the terms “market neutral” and “absolute return” and how these investment strategies are specifically utilized by each Index.

c.As currently written, the description of micro- and macro-features does not provide a great deal of insight into what these features may be, nor does the discussion of methodology convey much useful information about the actual methodology employed except in the very broadest sense. Please provide a simple and brief explanation for each of the metrics used by the Index Provider to determine portfolio allocation (e.g., what it measures, how it is used).
d.In the description of the Index Provider’s micro- and macro-features analysis, please provide some illustrative examples of the kinds of features that may be considered, similar to the list of possible portfolio metrics examined to determine portfolio allocation.
Response:    The Trust has revised each Fund’s “Principal Investment Strategies” section to address the above comments and has attached a redline as Appendix A hereto.
Teucrium AiLA Long-Short Agriculture ETF
Comment 3.The Staff believes that the Fund’s name must comply with Rule 35d-1 (the “Names Rule”). Please include an 80% policy with respect to investments in the particular industry or industries suggested by the Fund’s name.
Response:    The Trust does not believe the Fund’s name is “likely to mislead an investor about the Fund’s investment emphasis,”1 nor do we believe that the Fund’s name requires the Fund to comply with Rule 35d-1. Rule 35d-1 requires that an “investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry . . . invest at least 80% of its assets in the type of investment suggested by the name.”2 The Fund’s name does not suggest that it focuses its investments in a particular type of investment, such as bonds or stocks, but instead references a commodity that is not investable. In this respect, the Fund’s name is similar to various funds that include commodities in their name, but which are not able to invest at least 80% of their assets in any commodity or commodities generally and maintain their status as an investment company under the 1940 Act and a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Staff recognized, if Rule 35d-1 was deemed to apply, the practical inability of these funds to invest directly in commodities in compliance with the requirements set forth in Rule 35d-1 and agreed that the inclusion of the word “strategy” would be sufficient to remove the funds’ names from the ambit of Rule 35d-1. The Trust, therefore, has revised the Fund’s name from Teucrium AiLA Long-Short Agriculture ETF to Teucrium AiLA Long-Short Agriculture Strategy ETF.
Comment 4.Supplementally confirm that there are no reimbursement or recoupment arrangements in place for the Fund or Subsidiary.
Response:    The Trust confirms that there are no reimbursement or recoupment arrangements in place for the Subsidiary. Similarly, while the Adviser has agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary, it does not reserve the right to recoup or be reimbursed for any such waived amounts.
Comment 5.Supplementally confirm that there are no “Other Expenses” for the Fund, including with respect to the Subsidiary.
Response:    The Trust confirms that there are no estimated “Other Expenses” for the Fund, including the with respect to the Subsidiary.
1 Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).
2 Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

Comment 6.Clarify the extent to which the Index constituents at any given time will reflect one or more commodities. Is there a minimum number of commodities that need to be held at one time? Please also discuss concentration.
Response:    The Trust has revised the “Principal Investment Strategies” section to state that “[t]he Index’s constituents will consist of between one and nine standardized commodities futures contracts on the following commodities:...”
In addition, the Trust has consolidated the last two paragraphs of the “Principal Investment Strategies” section to state the following:
~~To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. As of [ ], the Index was concentrated in [ ].~~
The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940 ~~Act~~, as amended (the “1940 Act”) and, therefore, may invest a greater percentage of its assets in a particular issuer than a diversified fund. The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries. The Fund, however, may invest more than 25% of its total assets in investments that provide exposure to agricultural commodities.
Comment 7.Clarify how the Index Provider ensures exposure to the global commodity market.
Response:    The Index seeks to track a portfolio that is invested in agricultural commodities futures contracts traded on the Chicago Board of Trade (“CBOT”) or Intercontinental Exchange Inc. (“ICE”). ICE and CBOT serve as the most active and liquid global trading venues for their respective commodities futures contracts. As a result, not only are the futures contracts traded by global market participants, but they serve as the global benchmarks for the pricing of the physical reference commodity. As such, they reflect the global market and provide the Fund with exposure thereto.
Comment 8.When utilizing “representative sampling,” how does the Adviser adhere to the passive management model? Disclose whether there are any constraints to inhibit the Adviser’s ability to deviate from the investment strategy.
Response:    The Adviser’s decision to use a representative sampling approach, from time to time, to seek to achieve the Fund’s investment objective is not inconsistent with its “passive management” approach. The Fund’s “passive management” approach merely means that it seeks to track the total return performance, before fees and expenses, of its Index. In contrast, an active management approach seeks to outperform a particular performance benchmark or index. The references to active and passive do not refer to an adviser’s ability to make investment decisions about the management of a fund, but rather the goal of the fund’s investment strategy. As is the case with the implementation of the Fund’s investment strategies, a passive management approach does not mean that an adviser is not free to make investment decisions about how best to seek to track a fund’s index and instead must always replicate the composition of that index. To the contrary, the Adviser may determine it is in the best interest of the Fund and its shareholders to replicate the composition of the Fund’s Index under certain circumstances (e.g., there are few constituents and all are readily available with no comparable substitutes) and to invest in a representative sample of the Index’s constituents under different circumstances (e.g., there are numerous constituents, some of which are expensive to acquire in the quantity needed, and there are less expenses ETFs available that would serve as comparable substitutes). As with any investment company registered pursuant to the Investment Company Act of 1940, the Adviser is constrained from deviating from the Fund’s disclosed investment strategies without first obtaining appropriate approval by the threat of: (1) poor performance, increased tracking error, failure to achieve the Fund’s investment objective, and ultimately, shareholder redemptions; (2) violations of the Fund’s Rule 38a-1 Compliance Program Policy and Procedures relating prospectus disclosure and the implementation of investment strategies; (3) prospectus disclosure liability, including pursuant to Section 10(b) and Rule 10b-5 under the Exchange Act of 1934; and (4) regulatory enforcement action.
Comment 9.With regards to the Cayman Subsidiary, please:
a.Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
b.Disclose that the investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
c.Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.
d.Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.
e.Confirm in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
f.Confirm supplementally that: (i) the Subsidiary’s management fee (including any performance fee, if any) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (ii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (iii) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
Response:    The Trust responds as follows:
a.The Trust confirms that the Fund complies with the provisions of Section 8 of the Investment Company Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the Investment Company Act, in each case on an aggregate basis with the Subsidiary. The Trust believes that referencing specific Sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors and, consequently, respectfully declines to add the requested disclosure.
b.The Trust confirms that the investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were (and it is) an investment adviser to the Fund under section 2(a)(20) of the Investment Company Act. In addition, the Trust will file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the registration statement. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors.

c.The Trust confirms that the Subsidiary will comply with Section 17 of the Investment Company Act. The Trust notes that U.S. Bank National Association, the Fund’s custodian, will serve as the custodian to the Subsidiary. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors.
d.The Trust believes that the Subsidiary’s strategy to invest in agricultural futures and the Fund’s strategy to invest in the Subsidiary and collateral are adequately disclosed.
e.The Trust so confirms.
f.The Trust so confirms.
Comment 10.The Staff notes the “Principal Investment Strategies” section states that the Fund’s investment in the Subsidiary generally will be limited to 25% of the Fund’s total assets. Please describe how the remaining 75% of the Fund’s assets will be invested.
Response:    In addition to its investments in Component Futures Contracts via the Subsidiary, the Fund will invest in cash, cash-like instruments and/or high-quality securities (collectively, “Collateral”) as part of its principal investment strategies. The Collateral may consist of: (i) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (ii) money market funds; and/or (iii) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality. Such Collateral is designed to provide liquidity, serve as margin or otherwise collateralize the Fund’s investments in Component Futures Contracts and other commodities-related investments. Cash and cash equivalents may include short-term Treasury bills, money market funds, demand deposit account, and commercial paper.
Comment 11.Clarify the inconsistencies in the registration statement between “in-kind” and “cash” baskets.
Response:    The Trust does not believe that the registration statement is inconsistent as it relates to “in-kind” and “cash” baskets. While the registration statement is intentionally drafted to allow for either in-kind or cash baskets, the Fund expects to effect all creation and redemption unit transactions in cash. Further, the Authorized Participant Agreement specifies that the Funds only accept cash for the purchase of creation or redemption units.
Teucrium AiLA Long-Short Base Metals ETF
Comment 12.The Staff believes that the Fund’s name must comply with Rule 35d-1 (the “Names Rule”). Please include an 80% policy with respect to investments in the particular industry or industries suggested by the Fund’s name.
Response:    The Trust does not believe the Fund’s name is “likely to mislead an investor about the Fund’s investment emphasis,”1 nor do we believe that the Fund’s name requires the Fund to comply with Rule 35d-1. Rule 35d-1 requires that an “investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry . . . invest at least 80% of its assets in the type of investment suggested by the name.”2 The Fund’s name does not suggest that it focuses its investments in a particular type of investment, such as bonds or stocks, but instead references a commodity that is not investable. In this respect, the Fund’s name is similar to various funds that include commodities in their name, but which are not able to invest at least 80% of their assets in any commodity or commodities generally and maintain their status as an investment company under the 1940 Act and a regulated investment company under Subchapter M of the Internal

Revenue Code of 1986, as amended. The Staff recognized, if Rule 35d-1 was deemed to apply, the practical inability of these funds to invest directly in commodities in compliance with the requirements set forth in Rule 35d-1 and agreed that the inclusion of the word “strategy” would be sufficient to remove the funds’ names from the ambit of Rule 35d-1. The Trust, therefore, has revised the Fund’s name from Teucrium AiLA Long-Short Base Metals ETF to Teucrium AiLA Long-Short Base Metals Strategy ETF.
Comment 13.Supplementally confirm that there are no reimbursement or recoupment arrangements in place for the Fund or Subsidiary.
Response:    The Trust confirms that there are no reimbursement or recoupment arrangements in place for the Subsidiary. Similarly, while the Adviser has agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary, it does not reserve the right to recoup or be reimbursed for any such waived amounts.
Comment 14.Supplementally confirm that there are no “Other Expenses” for the Fund, including with respect to the Subsidiary.
Response:    The Trust confirms that there are no estimated “Other Expenses” for the Fund, including the with respect to the Subsidiary.
Comment 15.Disclose the types of metals commodities that fall under “base metals.”
Response:     The Trust has revised the principal investment strategies to include that base metals include aluminum, copper, lead, nickel, tin and zinc.
Comment 16.When utilizing “representative sampling,” how does the Adviser adhere to the passive management model? Disclose whether there are any constraints to inhibit the Adviser’s ability to deviate from the investment strategy?
Response:    The Adviser’s decision to use a representative sampling approach, from time to time, to seek to achieve the Fund’s investment objective is not inconsistent with its “passive management” approach. The Fund’s “passive management” approach merely means that it seeks to track the total return performance, before fees and expenses, of its Index. In contrast, an active management approach seeks to outperform a particular performance benchmark or index. The references to active and passive do not refer to an adviser’s ability to make investment decisions about the management of a fund, but rather the goal of the fund’s investment strategy. As is the case with the implementation of the Fund’s investment strategies, a passive management approach does not mean that an adviser is not free to make investment decisions about how best to seek to track a fund’s index and instead must always replicate the composition of that index. To the contrary, the Adviser may determine it is in the best interest of the Fund and its shareholders to replicate the composition of the Fund’s Index under certain circumstances (e.g., there are few constituents and all are readily available with no comparable substitutes) and to invest in a representative sample of the Index’s constituents under different circumstances (e.g., there are numerous constituents, some of which are expensive to acquire in the quantity needed, and there are less expenses ETFs available that would serve as comparable substitutes). As with any investment company registered pursuant to the Investment Company Act of 1940, the Adviser is constrained from deviating from the Fund’s disclosed investment strategies without first obtaining appropriate approval by the threat of: (1) poor performance, increased tracking error, failure to achieve the Fund’s investment objective, and ultimately, shareholder redemptions; (2) violations of the Fund’s Rule 38a-1 Compliance Program Policy and Procedures relating prospectus disclosure and the implementation of investment strategies; (3) prospectus disclosure liability, including pursuant to Section 10(b) and Rule 10b-5 under the Exchange Act of 1934; and (4) regulatory enforcement action.

Comment 17.With regards to the Cayman Subsidiary, please:
a.Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
b.Disclose that the investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
c.Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.
d.Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the Subsidiary.
e.Confirm in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
f.Confirm supplementally that: (i) the Subsidiary’s management fee (including any performance fee, if any) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (ii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (iii) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
Response:    The Trust responds as follows:
a.The Trust confirms that the Fund complies with the provisions of Section 8 of the Investment Company Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the Investment Company Act, in each case on an aggregate basis with the Subsidiary. The Trust believes that referencing specific Sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors and, consequently, respectfully declines to add the requested disclosure.
b.The Trust confirms that the investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were (and it is) an investment adviser to the Fund under section 2(a)(20) of the Investment Company Act. In addition, the Trust will file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the registration statement. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors.
c.The Trust confirms that the Subsidiary will comply with Section 17 of the Investment Company Act. The Trust notes that U.S. Bank National Association, the Fund’s custodian, will serve as the custodian to the Subsidiary. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors.

d.The Trust believes that the Subsidiary’s strategy to invest in agricultural futures and the Fund’s strategy to invest in the Subsidiary and collateral are adequately disclosed.
e.The Trust so confirms.
f.The Trust so confirms.
Comment 18.The Staff notes the “Principal Investment Strategies” section states that the Fund’s investment in the Subsidiary generally will be limited to 25% of the Fund’s total assets. Please describe how the remaining 75% of the Fund’s assets will be invested.
Response:    In addition to its investments in Component Futures Contracts, the Fund will invest in cash, cash-like instruments and/or high-quality securities (collectively, “Collateral”) as part of its principal investment strategies. The Collateral may consist of: (i) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (ii) money market funds; and/or (iii) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality. Such Collateral is designed to provide liquidity, serve as margin or otherwise collateralize the Fund’s investments in Component Futures Contracts and other commodities-related investments. Cash and cash equivalents may include short-term Treasury bills, money market funds, demand deposit account, and commercial paper.
Statutory Prospectus
Comment 19.In the section entitled, “Additional Information About the Indexes,” please revise “Once the decision to invest is made...” to “Once the selection decision is made...”
Response:    The Trust has made the applicable revision.
Comment 20.In the section entitled, “Frequent Purchases and Redemption of Shares,” please revise the last sentence to be compliant with Rule 6c-11. In addition, please include that the rejection or suspension of an order does not violate Rule 6c-11.
Response:    The Trust has deleted the last sentence of the disclosure.
Statement of Additional Information
Comment 21.In the section entitled, “Purchase and Redemption of Shares in Creation Units – Acceptance of Creation Units,” please include that the rejection or suspension of an order does not violate Rule 6c-11.
Response:    The Trust has revised the first sentence of the referenced section of the Statement of Additional Information as follows:
Provided that such action does not result in a suspension of sales of Creation Units in contravention of Rule 6c-11 under the 1940 Act and the SEC’s positions thereunder, t~~T~~he Trust reserves the right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form or the Fund Deposit delivered does not consist of the securities the Custodian specified; (b) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (c) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the

Transfer Agent, the Distributor and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.
Part C
Comment 22.Please provide the Index License Agreement to which the Funds are a party.
Response:    The Trust notes that the Funds are not parties to the Index license agreement. Rather, the Adviser is the Licensee and each Fund is permitted to use its respective Index and certain related marks at no additional cost beyond that paid by the Licensee pursuant to the terms of the license agreement with the index provider. Because the Funds are not parties to the licensing agreement between the Adviser and index provider and they have no compensation or other material obligations thereunder, the Trust does not believe the agreement constitutes a material agreement required to be filed as an as an exhibit to the Funds’ registration statement.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

Appendix A
Teucrium AiLA Long-Short Agriculture Strategy ETF
Principal Investment Strategies
The Fund seeks to track the total return performance, before fees and expenses, of the Index, and is designed to track the performance of a portfolio of agricultural commodities futures contracts designed to provide absolute returns through the implementation of a long/short trading strategy used to seek to achieve market neutral exposure to the global agriculture market.
AiLA-S033 Market Neutral Absolute Return Index
The Index is based on a rules-based index methodology developed and maintained by AiLA Indices, the Fund’s index provider (the “Index Provider”). The portfolio tracked by the Index generally consists of between one and nine standardized agricultural commodities futures contracts traded on either the Chicago Board of Trade (“CBOT”) or Intercontinental Exchange Inc. (“ICE”) on the following commodities: Corn, Soybeans, Soybean Meal, Soybean Oil and Wheat, each of which is traded on CBOT, and Arabica Coffee, Cotton, NY Cocoa and #11 Sugar, each of which is traded on ICE (collectively with the CBOT commodities futures contracts, “Component Futures Contracts” and each, a “Component Futures Contract”). The Component Futures Contracts are listed and traded on regulated national securities exchanges, generally have significant average daily trading volume, and can be converted into cash without significant adverse effect on the market pricing of the underlying commodity.
The Index Provider seeks to convert data, such as historical pricing of inter-commodity spreads (the difference between two prices), specific to Component Futures Contracts, into Alpha (i.e., performance that exceeds that of the market over time). A market neutral strategy seeks to profit from both increasing and decreasing prices in one or more markets. Absolute return refers to the amount the index returned over a specific period of time (versus relative return, which refers to the difference between the absolute return and the performance of the market (or other similar investments).
The inclusion and weight of the Component Futures Contracts in the Index is determined by signals generated daily by a proprietary quantitative model, which utilizes (1) micro- and macro-features analysis of the underlying commodities and the overall commodities market; and (2) a portfolio metrics analysis to determine allocation. Examples of these various features and metrics are set forth below in the description of the Index’s five-step methodology.
1.Raw Data Input – micro- and macro-features are selected by the Index Provider during the creation of the Index to add into the proprietary quantitative model.
The micro-features were specifically related to each commodity. These include but are not limited to:
•Curve structure data – relationship between near term and longer-term data futures prices
•Prior day closing price
•Recent trading range
•Trader positioning (CFTC Commitments of Traders Report data)
Macro-features are categories of historic data sets which were stored in the database during the creation of the Index in order to be available for analysis. These macro-features are considered applicable to the commodities due to their correlation or their interconnectedness to their pricing.
These features include but are not limited to:
•Market indices
◦Stocks
◦Bonds
◦Commodities
◦Baltic-Dry Index
•Economic indicators
◦Foreign exchange rates
▪Gross domestic product (GDP)
▪Consumer price index (CPI)
▪Employment

2.Model Training – The raw data is processed and stored for training and validation of the models.
•Training Period: when data is used to train the model
•Testing Period/Validation: when the model is validated
•Holdout Period: when live results are recorded and there are no changes made to the model or its parameters
3.Asset Allocation – entry and exit decisions based on proprietary allocation signal generation.
Entry Decision: The decision to enter an allocation is based on a positive daily asset allocation signal generated by either the long or the short asset allocation model. This is determined by the model predicting a favorable risk/reward opportunity for a long/short allocation. The model prediction is based on data included in the micro/macro features listed above. The Index may be allocated up to 100% short, up to 100% long, or up to 100% cash at any given time based on the model prediction.
Exit Decision: The exit decision is made once the opportunity horizon is reached, such as if the risk target has been met.
4.Index Constructions – Risk Target and Allocation Ranges
The main assumptions are various parameters such as rebalancing caps to avoid significant liquidity impacts. These parameters include:
•Risk Target: Volatility Target of 10% annualized standard deviation
•Target Annual Sharpe Ratio: Target Sharpe Ratio of 1.00
•Max Allocation Range: This is set to 100% to ensure there is no leverage
5.Daily Weighting – generates daily signals for individual commodities futures contracts
The Component Futures Contracts are rebalanced and/or reconstituted each day on which the CBOT and ICE are open. A rebalance and/or reconstitution is based on the prior business day’s market closing allocation for application at the next business day’s market close.
The Fund’s Investment Strategy
The Fund will generally use a “replication” strategy to seek to achieve its investment objective, meaning it generally will invest in all of the components of the Index in approximately the same proportions as in the Index. However, the Fund may use a “representative sampling” strategy, meaning it may invest in a sample of the components in the Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Index as a whole, when the Adviser believes it is in the best interests of the Fund (e.g., when replicating the Index involves practical difficulties or substantial costs, an Index constituent becomes temporarily illiquid, unavailable, or less liquid, or as a result of legal restrictions or limitations that apply to the Fund but not to the Index).
The Fund also may invest in securities or other investments not included in the Index, but which the Adviser believes will help the Fund track the Index. For example, the Fund may invest in securities that are not components of the Index to reflect various corporate actions and other changes to the Index (such as reconstitutions, additions, and deletions).
The Fund expects to gain exposure to commodities by investing indirectly, via the Subsidiary, in the Component Futures Contracts, which are standardized futures contracts on commodities traded on the CBOT or ICE. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Futures holdings will not be rolled on a predetermined schedule. Instead, prior to becoming the new spot month, holdings will be rolled within the same commodity into a position on the futures curve that in the opinion of the Adviser generates the most optimal yield under prevailing market conditions. At times, commodities futures with a longer term to expiration may be priced higher than commodities futures with a shorter term to expiration, which is known as “contango.” The Adviser generally will attempt to minimize the negative impact from rolling commodities futures that are in contango when possible as doing so would result in the Fund selling the expiring contract at a lower price and buying a longer-term contract at a higher price, producing a negative roll yield. Conversely, commodities futures with a longer term to expiration may be priced lower than commodities futures with a shorter term to expiration, known as “backwardation.” Rolling commodities futures in backwardation generally involves selling an expiring contract at a higher price and buying a longer-term contract at a lower price, producing positive roll yield. However, there can be no guarantee that such a strategy will produce the desired results.
In addition, the Fund may invest directly in swaps to obtain such exposure. A swap is a contract in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities, or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets.
The Subsidiary is wholly owned by the Fund and organized under the laws of the Cayman Islands (the “Subsidiary”). The Adviser also serves as the investment adviser to the Subsidiary. The Fund’s investment in the Subsidiary is intended to provide the Fund with indirect exposure to commodities futures within the limits of current federal income tax laws applicable to investment companies such as the Fund, which limit the ability of investment companies to invest directly in commodities futures. The Subsidiary has the same investment objective as the Fund, but it may invest in commodities futures to a greater extent than the Fund. Except as otherwise noted, for purposes of this Prospectus, references to the Fund’s investments include the Fund’s indirect investments through the Subsidiary. Because the Fund intends to elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), the size of the Fund’s investment in the Subsidiary generally will be limited to 25% of the Fund’s total assets, tested at the end of each fiscal quarter.
Although the Fund does not seek leveraged returns, investing in the Component Futures Contracts may have a leveraging effect on the Fund. The Fund will invest in cash, cash-like instruments and/or high-quality debt securities (collectively, “Collateral”). The Collateral may consist of: (i) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (ii) money market funds; and/or (iii) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality. Such Collateral is intended to provide liquidity, serve as margin or otherwise collateralize the Subsidiary’s investments in Component Futures Contracts and other commodities-related investments.
In the event the Index shorts a commodities futures contract, the Fund will likely short a Component Futures Contract in the same agricultural commodity.
The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and, therefore, may invest a greater percentage of its assets in a particular issuer than a diversified fund. The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries. The Fund, however, may invest more than 25% of its total assets in investments that provide exposure to agricultural commodities.

Teucrium AiLA Long-Short Base Metals Strategy ETF
Principal Investment Strategies
The Fund seeks to track the total return performance, before fees and expenses, of the Index, and is designed to track the performance of a portfolio of base metals commodities futures contracts designed to provide absolute returns through the implementation of a long/short trading strategy used to seek to achieve market neutral exposure to the global metals market.
AiLA-S022 Market Neutral Absolute Return Index
The Index is based on a rules-based index methodology developed and maintained by AiLA Indices, the Fund’s index provider (the “Index Provider”). The portfolio tracked by the Index generally consists of between one and six standardized base metals commodities futures contracts traded on either the Chicago Mercantile Exchange (“CME”) or London Metal Exchange Inc. (“LME”) on the following commodities: aluminum, copper, lead, and zinc, each of which is traded on either CME and LME, and nickel and tin, each of which is traded on LME (“Component Futures Contracts” and each, a “Component Futures Contract”). The Component Futures Contracts are listed and traded on regulated national securities exchanges, generally have significant average daily trading volume, and can be converted into cash without significant adverse effect on the market pricing of the underlying commodity.
The Index Provider seeks to convert data, such as historical pricing of inter-commodity spreads (the difference between two prices), specific to Component Futures Contracts, into Alpha (i.e., performance that exceeds that of the market over time). A market neutral strategy seeks to profit from both increasing and decreasing prices in one or more markets. Absolute return refers to the amount the index returned over a specific period of time (versus relative return, which refers to the difference between the absolute return and the performance of the market (or other similar investments).
The inclusion and weight of the Component Futures Contracts in the Index is determined by signals generated daily by a proprietary quantitative model, which utilizes (1) micro- and macro-features analysis of the underlying commodities and the overall commodities market; and (2) a portfolio metrics analysis to determine allocation. Examples of these various features and metrics are set forth below in the description of the Index’s five-step methodology.
1.Raw Data Input – micro- and macro-features are selected by the Index Provider during the creation of the Index to add into the proprietary quantitative model.
The micro-features were specifically related to each commodity. These include but are not limited to:
•Curve structure data – relationship between near term and longer-term data futures prices
•Prior day closing price
•Recent trading range
•Trader positioning (CFTC Commitments of Traders Report data)
Macro-features are categories of historic data sets which were stored in the database during the creation of the Index in order to be available for analysis. These macro-features are considered applicable to the commodities due to their correlation or their interconnectedness to their pricing.
These features include but are not limited to:
•Market indices
◦Stocks
◦Bonds
◦Commodities
◦Baltic-Dry Index
•Economic indicators
◦Foreign exchange rates
▪Gross domestic product (GDP)
▪Consumer price index (CPI)
▪Employment

2.Model Training – The raw data is processed and stored for training and validation of the models.
•Training Period: when data is used to train the model
•Testing Period/Validation: when the model is validated
•Holdout Period: when live results are recorded and there are no changes made to the model or its parameters
3.Asset Allocation – entry and exit decisions based on proprietary allocation signal generation.
Entry Decision: The decision to enter an allocation is based on a positive daily asset allocation signal generated by either the long or the short asset allocation model. This is determined by the model predicting a favorable risk/reward opportunity for a long/short allocation. The model prediction is based on data included in the micro/macro features listed above. The Index may be allocated up to 100% short, up to 100% long, or up to 100% cash at any given time based on the model prediction.
Exit Decision: The exit decision is made once the opportunity horizon is reached, such as if the risk target has been met.
4.Index Constructions – Risk Target and Allocation Ranges
The main assumptions are various parameters such as rebalancing caps to avoid significant liquidity impacts. These parameters include:
•Risk Target: Volatility Target of 10% annualized standard deviation
•Target Annual Sharpe Ratio: Target Sharpe Ratio of 1.00
•Max Allocation Range: This is set to 100% to ensure there is no leverage
5.Daily Weighting – generates daily signals for individual commodities futures contracts
The Component Futures Contracts are rebalanced and/or reconstituted each day on which the CME and LME are open. A rebalance and/or reconstitution is based on the prior business day’s market closing allocation for application at the next business day’s market close.
The Fund’s Investment Strategy
The Fund will generally use a “replication” strategy to seek to achieve its investment objective, meaning it generally will invest in all of the components of the Index in approximately the same proportions as in the Index. However, the Fund may use a “representative sampling” strategy, meaning it may invest in a sample of the components in the Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Index as a whole, when the Adviser believes it is in the best interests of the Fund (e.g., when replicating the Index involves practical difficulties or substantial costs, an Index constituent becomes temporarily illiquid, unavailable, or less liquid, or as a result of legal restrictions or limitations that apply to the Fund but not to the Index).
The Fund also may invest in securities or other investments not included in the Index, but which the Adviser believes will help the Fund track the Index. For example, the Fund may invest in securities that are not components of the Index to reflect various corporate actions and other changes to the Index (such as reconstitutions, additions, and deletions).
The Fund expects to gain exposure to commodities by investing indirectly, via the Subsidiary, in the Component Futures Contracts, which are standardized futures contracts on commodities traded on the CME or LME. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Futures holdings will not be rolled on a predetermined schedule. Instead, prior to becoming the new spot month, holdings will be rolled within the same commodity into a position on the futures curve that in the opinion of the Adviser generates the most optimal yield under prevailing market conditions. At times, commodities futures with a longer term to expiration may be priced higher than commodities futures with a shorter term to expiration, which is known as “contango.” The Adviser generally will attempt to minimize the negative impact from rolling commodities futures that are in contango when possible as doing so would result in the Fund selling the expiring contract at a lower price and buying a longer-term contract at a higher price, producing a negative roll yield. Conversely, commodities futures with a longer term to expiration may be priced lower than commodities futures with a shorter term to expiration, known as “backwardation.” Rolling commodities futures in backwardation generally involves selling an expiring contract at a higher price and buying a longer-term contract at a lower price, producing positive roll yield. However, there can be no guarantee that such a strategy will produce the desired results.
In addition, the Fund may invest directly in swaps to obtain such exposure. A swap is a contract in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities, or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets.
The Subsidiary is wholly owned by the Fund and organized under the laws of the Cayman Islands (the “Subsidiary”). The Adviser also serves as the investment adviser to the Subsidiary. The Fund’s investment in the Subsidiary is intended to provide the Fund with indirect exposure to commodities futures within the limits of current federal income tax laws applicable to investment companies such as the Fund, which limit the ability of investment companies to invest directly in commodities futures. The Subsidiary has the same investment objective as the Fund, but it may invest in commodities futures to a greater extent than the Fund. Except as otherwise noted, for purposes of this Prospectus, references to the Fund’s investments include the Fund’s indirect investments through the Subsidiary. Because the Fund intends to elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), the size of the Fund’s investment in the Subsidiary generally will be limited to 25% of the Fund’s total assets, tested at the end of each fiscal quarter.
Although the Fund does not seek leveraged returns, investing in the Component Futures Contracts may have a leveraging effect on the Fund. The Fund will invest in cash, cash-like instruments and/or high-quality debt securities (collectively, “Collateral”). The Collateral may consist of: (i) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (ii) money market funds; and/or (iii) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality. Such Collateral is intended to provide liquidity, serve as margin or otherwise collateralize the Subsidiary’s investments in Component Futures Contracts and other commodities-related investments.
In the event the Index shorts a commodities futures contract, the Fund will likely short a Component Futures Contract in the same base metals commodity.
The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and, therefore, may invest a greater percentage of its assets in a particular issuer than a diversified fund. The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries. The Fund, however, may invest more than 25% of its total assets in investments that provide exposure to base metals commodities.